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                                                                    EXHIBIT 12.1

COLONIAL PROPERTIES TRUST

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS
(all dollar amounts in thousands)

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
                                                                               YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------------
                                                                 2004        2003       2002        2001        2000
                                                              ---------   ---------   ---------   ---------   ---------
EARNINGS:
Pre-tax income before adjustment for minority
   interest in consolidated subsidiaries or
   income, loss from equity investees, extraordinary
   gain or loss, or gains on sale of properties               $  20,967   $  24,957   $  36,296   $  37,755   $  36,781
Amortization of interest capitalized                              1,800       1,700       1,500       1,300       1,100
Interest capitalized                                             (6,907)     (5,576)     (8,064)    (10,608)     (9,553)
Distributed income of equity investees                            3,588       2,148       2,073         710       1,365
Fixed charges                                                    97,600      84,173      84,333      89,989      89,095
                                                              ---------   ---------   ---------   ---------   ---------
       Total earnings                                         $ 117,048   $ 107,402   $ 116,138   $ 119,146   $ 118,788
                                                              ---------   ---------   ---------   ---------   ---------
FIXED CHARGES:
Interest expense                                              $  79,136   $  67,556   $  65,265   $  71,397   $  71,855
Capitalized interest                                              6,907       5,576       8,064      10,608       9,553
Debt costs amortization                                           4,267       3,111       3,636       1,321       1,224
Distributions to Series B preferred unitholders                   7,493       8,873       8,873       8,873       8,873
                                                              ---------   ---------   ---------   ---------   ---------
      Total Fixed Charges                                     $  97,803   $  85,116   $  85,838   $  92,199   $  91,505
                                                              ---------   ---------   ---------   ---------   ---------
Distributions to Series A, Series C and
   Series D preferred shareholders                            $  14,781   $  15,284   $  15,565   $  13,407   $  10,940

Combined Fixed Charges and Preferred Share Distributions      $ 112,584   $ 100,400   $ 101,403   $ 105,606   $ 102,445

RATIO OF EARNINGS TO FIXED CHARGES                                  1.2         1.3         1.4         1.3         1.3
                                                              =========   =========    ========   =========   =========
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
   SHARE DISTRIBUTIONS                                              1.0         1.1         1.2         1.2         1.2
                                                              =========   =========    ========   =========   =========
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